Exhibit 12

Travelport Limited

Computation of Ratio to Earnings to Fixed Charges

(in $ millions)	Year Ended December 31,
	2012	2011	2010	2009	2008
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes and equity in losses of investment in Orbitz Worldwide	(146)	(87)	4	57	(36)
Plus: Fixed charges	300	296	284	296	353
Plus: Amortization of capitalized interest	3	2	1	—	—
Less: Interest capitalized	(3)	(3)	(6)	(3)	—
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	2	2	—	(3)	(3)

Earnings available to cover fixed charges	156	210	283	347	314

Fixed Charges:
Interest, including amortization of deferred financing costs	291	287	272	286	346
Interest capitalized	3	3	6	3	—
Interest portion of rental payment	6	6	6	7	7

Total fixed charges	300	296	284	296	353

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	1.17	n/a

For the years ended December 31, 2012, 2011, 2010, and 2008, the Company’s earnings were insufficient to cover fixed charges by $146 million, $86 million, $1 million and $39 million, respectively.